Date	12 March 2002
Company	Securities and Exchange Commission
Fax No	+1 202 942 95 25
To	Special Counsel/Office of International Corporate Finance
From	Margareta Hed
No of pages (inclusive)	2

02015919

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Deliveries: Jakobsbergsgatan 2
Visitors: Stureplan 3
Telephone +46 8-788 51 00
Direct line +46 8-788 52 45
Telefax +46 8-678 81 30
margareta.hed@sca.com
www.sca.com

SCA

SUPPL

02 MAR 14 AM 8:18

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

Attached please find a letter sent to you by UPS Express (IZ84A316 66 4418 7036) today. Enclosed with the letter you will find 5 copies of the SCA Annual Report 2001.

Kind regards

Margareta Hed
Communications and Investor Relations

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

dlw 3/22

Date 12 March 2002
Our reference Margareta Hed
Direct line +46 8-788 52 45
Direct fax +46 8-678 81 30

Stockholm 2002-03-12

Securities and Exchange Commission
Division of Corporate Finance
Att: Special Councel/Office of International
Corporate Finance
450 Fifth StreetWashington, D.C. 20549
USA

SCA

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find 5 copies of SCA's Annual Report 2001 which is being furnished to you pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Margareta Hed
Margareta Hed
Communications and Investor Relations

Encls; 5 copies of SCA Annual Report 2001

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Box 7827
SE-103 97 STOCKHOLM
Sweden
Visitors: Stureplan 3
Tel +46 8-788 51 00
Fax +46 8-660 74 30
www.sca.com

Re: BOEING

Post-it® Fax Note 7671	Date 3-11-02	# of pages ▶ 2
To Jonathan Ingram	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310/371-7872	
Fax # 212/942-9525	Fax #	

Date: Tue, 12 Mar 2002 00:17:04 0800 (PST)
From: "caravan west" santa66fe@yahoo.com> **Block Address** | **Add to Address Book**
Subject: Re: Boeing Poison Pill Proposal & Staff Letter
To: "Hansen, Rick-SEA" RHansen@perkinscoie.com>
CC: cfletters@sec.gov

Dear Mr. Hansen,
Please advise whether you received the following requested items on March 11 by fax:
(a) the Delphi Automotive Systems IRRC report
(b) the May-June Corporate Governance Bulletin
(c) the Nov.-Dec. 2001 edition of the Corporate Governance Advisor.
Please forward by fax now, or as soon as it is finalized, the text of the poison pill proposal and the company opposing text.
Sincerely,
John Chevedden
FX: 310/371-7872

cc: Jonathan Ingram
cfletters@sec.gov
and Facsimile

================

Date: Mon, 11 Mar 2002 13:41:40 -0800 (PST)
From: "caravan west" <santa66fe@yahoo.com>
Subject: Boeing Poison Pill Proposal & Staff Letter
To: "Hansen, Rick-SEA" <RHansen@perkinscoie.com>
CC: cfletters@sec.gov

Dear Mr. Hansen,
Please complete the response to the the email:
Please forward this morning the company opposing text for this proposal and the poison pill proposal.

1) Please advise the SEC regulation that allows a company to add text to a shareholder proposal based on the company's unsupported belief.
2) Please advise the SEC regulation that allows a company to change supported text in a shareholder proposal based on incomplete information from the company that contradicts the clear information in the shareholder cite.

I will fax shortly the items a, b, c that I have

access to now and the remainder by the time I stop working today.
You can telephone IRRC immediately if you seriously doubt accuracy.
Sincerely,
John Chevedden

File #
82-1852.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ATLAS PACIFIC LTD
ABN	32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ALEXANDER M. KERR
Date of last notice	12 MARCH 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	DEVELOPMENT ANALYSIS PTY LTD Director & Shareholder
Date of change	8 MARCH 2002
No. of securities held prior to change	968,015 Fully Paid Ordinary Shares 1,417,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Class	Ordinary Shares
Number acquired	Nil
Number disposed	20,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,264

+ See chapter 19 for defined terms.

No. of securities held after change	948,015 Ordinary Shares 1,417,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SIMON ADAMS
Company Secretary

12 March 2002

+ See chapter 19 for defined terms.